UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934
Noble Corporation
(Name of Issuer)
Common Stock
(Title of Class of Securities)
G6610J209
(CUSIP Number)
December 31, 2021
(Date of Event which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
[X] Rule 13d-1(b)
[   ] Rule 13d-1(c)
[   ] Rule 13d-1(d)
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see Instructions).

CUSIP No.: G6610J209

1	NAME OF REPORTING PERSON Canyon Capital Advisors LLC I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) 95-4688436
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [X] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 6,219,894 (including 2,667,802 warrants)
	6	SHARED VOTING POWER
	7	SOLE DISPOSITIVE POWER 6,219,894 (including 2,667,802 warrants)
	8	SHARED DISPOSITIVE POWER
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,219,894 (including 2,667,802 warrants)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.9% (see correspondence 1)
12	TYPE OF REPORTING PERSON IA

CUSIP No.: G6610J209

1	NAME OF REPORTING PERSON Joshua S. Friedman I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [X] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
	6	SHARED VOTING POWER 6,219,894 (including 2,667,802 warrants)
	7	SOLE DISPOSITIVE POWER
	8	SHARED DISPOSITIVE POWER 6,219,894 (including 2,667,802 warrants)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,219,894 (including 2,667,802 warrants)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.9% (see correspondence 1)
12	TYPE OF REPORTING PERSON IN

CUSIP No.: G6610J209

1	NAME OF REPORTING PERSON Mitchell R. Julis I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [X] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
	6	SHARED VOTING POWER 6,219,894 (including 2,667,802 warrants)
	7	SOLE DISPOSITIVE POWER
	8	SHARED DISPOSITIVE POWER 6,219,894 (including 2,667,802 warrants)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,219,894 (including 2,667,802 warrants)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.9% (see correspondence 1)
12	TYPE OF REPORTING PERSON IN

CUSIP No.: G6610J209
ITEM 1(a).	NAME OF ISSUER: Noble Corporation
ITEM 1(b).	ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES: 13135 Dairy Ashford, Suite 800 Sugar Land, TX 77478
ITEM 2(a).	NAME OF PERSON FILING:
This Schedule 13G is being filed on behalf of the following persons*:
Canyon Capital Advisors LLC ("CCA")
Joshua S. Friedman
Mitchell R. Julis

CCA is the investment advisor, direct or indirect, to the following persons:
(i) Canyon Value Realization Fund, L.P. ("VRF")
(ii) The Canyon Value Realization Master Fund (Cayman), L.P. ("CVRF")
(iii) Canyon Balanced Master Fund, Ltd. ("CBEF")
(iv) Canyon-GRF Master Fund II, L.P. ("GRF2")
(v) EP Canyon Ltd. ("PERMIO")
(vi) Canyon Distressed Opportunity Master Fund III, L.P. ("CDOFIII")
(vii) Canyon NZ-DOF Investing, L.P. ("NZ-TRADING")
(viii) Canyon-EDOF (Master) L.P. ("EDOF")
(ix) Canyon Blue Credit Investment Fund, L.P. ("Canyon Blue")
(x) Canyon Distressed TX L.P. ("CTX")
(xi) Canyon Distressed TX (B) LLC ("CTXB")
(xii) Canyon-ASP Fund, L.P. ("CASP2")

* Attached as Exhibit A is a copy of an agreement among the persons filing (as specified hereinabove) that this Schedule 13G is being filed on behalf of each of them.

ITEM 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:
The principal business office of the persons comprising the group filing this Schedule 13G is located at
2728 North Harwood Street, 2nd Floor
Dallas, TX 75201

ITEM 2(c).	CITIZENSHIP:
Canyon Capital Advisors LLC - Delaware
Joshua S. Friedman - United States
Mitchell R. Julis - United States

VRF: a Delaware limited partnership
CVRF: a Cayman Islands exempted limited partnership
CBEF: a Cayman Islands corporation
GRF2: a Cayman Islands exempted limited partnership
PERMIO: a British Virgin Islands Company
CDOFIII: a Cayman Islands exempted limited partnership
NZ-TRADING: a Delaware limited partnership
EDOF: a Cayman Islands exempted limited partnership
Canyon Blue: a Delaware limited partnership
CTX: a Delaware limited partnership
CTXB: a Delaware limited liability company
CASP2: a Cayman Islands exempted limited partnership

ITEM 2(d).	TITLE OF CLASS OF SECURITIES: Common Stock
ITEM 2(e).	CUSIP NUMBER: G6610J209
ITEM 3.	IF THIS STATEMENT IS FILED PURSUANT TO SECTION 240.13d-1(b), or 13d-2(b) or (c) CHECK WHETHER THE PERSON FILING IS A:
	(a) [ ]	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78c);
	(b) [ ]	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);
	(c) [ ]	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);
	(d) [ ]	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);
	(e) [X]	An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E);
	(f) [ ]	An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F);
	(g) [ ]	A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G);
	(h) [ ]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i) [ ]	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j) [ ]	A non-U.S. institution in accordance with 240.13d-1(b)(1)(ii)(J);
	(k) [ ]	Group, in accordance with 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with 240.13d1(b)(1)(ii)(J), please specify the type of institution:

ITEM 4.	OWNERSHIP

(a) Amount beneficially owned:
6,219,894 (including 2,667,802 warrants)
(b) Percent of class:
9.9% (see correspondence 1)
(c) Number of shares as to which the person has:
(i) sole power to vote or to direct the vote:
6,219,894 (including 2,667,802 warrants)
(ii) shared power to vote or to direct the vote:
6,219,894 (including 2,667,802 warrants)
(iii) sole power to dispose or direct the disposition of:
6,219,894 (including 2,667,802 warrants)
(iv) shared power to dispose or to direct the disposition of:
6,219,894 (including 2,667,802 warrants)
ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:
CCA is an investment advisor to various managed accounts, including VRF, CVRF, CBEF, GRF2, PERMIO, CDOFIII, NZ-TRADING, EDOF, Canyon Blue, CTX, CTXB and CASP2, with the right to receive, or the power to direct the receipt, of dividends from, or the proceeds from the sale of the securities held by, such managed accounts. Messrs. Friedman and Julis control entities which own 100% of CCA.

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY: Not Applicable.
ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP: Not Applicable.
ITEM 9.	NOTICE OF DISSOLUTION OF GROUP: Not Applicable.
ITEM 10.	CERTIFICATION:
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No.: G6610J209
SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
February 14 2022	Canyon Capital Advisors LLC By: /s/ Doug Anderson Name: Doug Anderson Title: Chief Compliance Officer
February 14 2022	Joshua S. Friedman By: /s/ Joshua S. Friedman Name: Joshua S. Friedman Title:
February 14 2022	Mitchell R. Julis By: /s/ Mitchell R. Julis Name: Mitchell R. Julis Title:
Attention — Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

CUSIP No.: G6610J209
EXHIBIT A

AGREEMENT REGARDING JOINT FILING

The undersigned hereby agree and consent to the joint filing on their behalf of this amendment to Schedule 13G in connection with their beneficial ownership of the common stock of Noble Corporation.
Dated: February 14, 2022

CANYON CAPITAL ADVISORS LLC,
a Delaware limited liability company

By: /s/ Doug Anderson
Name: Doug Anderson
Title: Chief Compliance Officer

JOSHUA S. FRIEDMAN
/s/ Joshua S. Friedman

MITCHELL R. JULIS
/s/ Mitchell R. Julis

CUSIP No.: G6610J209
CORRESPONDENCE 1

The number of shares owned includes both the shares previously issued and the shares issuable upon the exercise of certain warrants. As a result of provisions in the warrant agreements, certain beneficial owners of the shares do not have the right to exercise such warrants, to the extent that, after giving effect to the issuance of shares after such exercise, such beneficial owner (together with its affiliates and any other person whose shares would be aggregated with such beneficial owner under Section 13(d) of the Exchange Act and the applicable rules and regulations of the SEC) would beneficially own in excess of 9.9% of the number of shares outstanding immediately after giving effect to such issuance. The reported number of shares includes the exercise of 2,667,802 warrants up to 9.9% of shares outstanding. Total warrants owned is 6,211,640.